Contact

www.linkedin.com/in/christianrjnielsen (LinkedIn)
www.rightstars.co/ (Company)
www.airhelp.com/en/ (Company)
www.sidley.com (Company)

Top Skills

Corporate Law
Mergers & Acquisitions
Securities Regulation

Languages

English
Danish

Publications

Introduction to Aspects Relating to Hedge Funds
Incentive Pay and section 69b in the Danish Public Companies Act
New First North Rulebook
Legal Aspects of Prospectuses, Complex Financial History and Pro Forma Financial Statements
Exemption from Mandatory Offer in light of Refinancing and Reconstructions

Christian Nielsen

Co-founder & CEO @rightstars
Barcelona, Catalonia, Spain

Summary

Rightstars is about legal empowerment through social network effects, public marketplace and complete transparency.

We are live in Brazil. https://www.rightstars.co/

We keep building something that people and lawyers want.

Experience

Rightstars

1 year 2 months

Chief Executive Officer
October 2021 - Present (1 year 2 months)
Barcelona, Catalonia, Spain

Co-Founder
October 2021 - Present (1 year 2 months)
Barcelona, Catalonia, Spain

GoLittle

Advisor
August 2016 - Present (6 years 4 months)

I became "Advokat Christian" on Morten Resen's award winning podcast about taking the leap from TV-host to entrepreneur.

Copyright Agent

Advisor
February 2022 - Present (10 months)

Tideinvest

Owner
September 2016 - Present (6 years 3 months)

AirHelp

7 years 5 months

Advisor
October 2021 - January 2022 (4 months)

Co-founder & Chief Legal Officer
September 2014 - October 2021 (7 years 2 months)

AirHelp provides justice as a service. We are also creating other verticals within the travel space.

We are backed by Khosla Ventures, Y Combinator, Universal Music Investments and many other.

I'm leading a growing team of 50+ lawyers to combine law and technology to alter the ways of aging court procedures around the world for the benefit of our customers.

By the way, we're hiring, for more details: https://www.airhelp.com/en/jobs

Association of Passenger Rights Advocates
4 years 1 month

Board Member
May 2019 - October 2021 (2 years 6 months)
Brussels Area, Belgium

We fight for strong passenger rights in EU.

President
October 2017 - May 2019 (1 year 8 months)
Brussels Area, Belgium

We fight for strong passenger rights in EU.

Bonum Law Firm
Co-founder, Partner
November 2013 - November 2015 (2 years 1 month)

We founded Bonum to create a lean law firm with fee transparency.

Our target group: the start-up scene.

Low costs by using technology. Innovation in fee structures. Focus on scoping assignments by identifying core legal risks with customer to avoid unnecessary legal work and fees.

******

I've left Bonum to focus on AirHelp.

Danish Financial Supervisory Authority (Finanstilsynet)
Special Adviser
November 2012 - November 2013 (1 year 1 month)

Part of the in-house legal team.

Expert member in the working group that developed the legislation enabling banks to securitize their loans to small- and midcap companies via a refinance register.

Co-lead manager of the Danish implementation of CRD IV and CRR.

Member of the financial sanctions task-force.

IBA Young Lawyers' Committee
National Representative of Denmark and PPID Laison Officer
July 2009 - December 2012 (3 years 6 months)

Moalem Weitemeyer Bendtsen
4 years 2 months

Senior Associate
September 2010 - October 2012 (2 years 2 months)

General corporate law, M&A, insider dealing and other securities regulations, competition law

Junior Associate
September 2008 - September 2010 (2 years 1 month)

Sidley Austin
Foreign Lawyer
February 2011 - August 2011 (7 months)
Chicago

Corporate law: merger of two publicly traded US companies and a Chinese investment in private US company

Lett Law Firm
2 years 7 months

Assistant Attorney
September 2007 - September 2008 (1 year 1 month)

Department of Corporate Law, including securities law. Directing partner - Dan Moalem.

Traniee
March 2006 - August 2007 (1 year 6 months)

Dell
Legal Advisor
January 2008 - August 2008 (8 months)

I supported the legal department at Dell A/S.

DLA Nordic law firm
Trainee
December 2004 - March 2006 (1 year 4 months)

Technical University of Denmark (DTU)
Traniee
January 2002 - November 2004 (2 years 11 months)

Legal Department of the Technical University of Denmark. Mostly in the area of Intellectual Property Rights.

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Education

Latitud
Latitud Fellow #LF7 · (June 2022)

Duke University School of Law
Exchange Student, Business Associations, Private Equity & Venture Capital, Negotiation, Legal Writing and Research · (2006 - 2007)

Københavns Universitet - University of Copenhagen
Master of Law, Law · (2002 - 2007)